SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                           STATEMENT ON SCHEDULE 14D-9

                Solicitation/Recommendation Statement Pursuant to
            Section 14(d) (4) of the Securities Exchange Act of 1934
                                 ---------------

                        Public Storage Properties V, Ltd.
                            (Name of Subject Company)
                                 ---------------

                              Public Storage, Inc.
                                 B. Wayne Hughes
                      (Name of Person(s) Filing Statement)
                                 ---------------

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)
                                 ---------------

                                      NONE
                      (CUSIP Number of Class of Securities)
                                 ---------------

                                 David Goldberg
                              Public Storage, Inc.
                          701 Western Avenue, 2nd Floor
                         Glendale, California 91201-2397
                                 (818) 244-8080
          (Name, Address and Telephone Number of Persons Authorized to
                 Receive Notices and Communications on Behalf of
                         The Person(s) Filing Statement)

Item 1.  Subject Company Information.
         ---------------------------

                  The name of the subject company is Public Storage Properties V, Ltd., a California limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 701 Western Avenue, 2nd Floor, Glendale, California 91201-2397. The title of the class of equity securities to which this Statement relates is the Partnership's units of limited partnership interest (the "Units").

Item 2.  Identity and Background of Filing Person.
         ----------------------------------------

                  The persons filing this statement are the general partners of the Partnership: Public Storage, Inc., a California corporation, and B. Wayne Hughes (the "General Partners"). Their business address is 701 Western Avenue, 2nd Floor, Glendale, California 91201-2397 and their business telephone number is (818) 244-8080.

                  This Statement relates to the offer by CMG Partners, LLC, CMG Ventures, LLC, CMG Acquisition Fund I, LLC, CMG Acquisition Fund II, LLC, CMG Acquisition Fund III, LLC and CMG Special Fund, LLC (collectively, the "Purchasers") disclosed in the Purchasers' Offers to Purchase for Cash (the "Offers to Purchase") to acquire Units and units of limited partnership interest in two other limited partnerships. The Offers to Purchase are dated October 8, 2002 and the Purchasers' reported address is 999 3rd Avenue, Suite 3800, Seattle, Washington 98104.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.
         --------------------------------------------------------

                  The general partners are the general partners of the Partnership, the general partners and their affiliates own a majority of the Units and one of the general partners manages the Partnership's properties.

                  To the knowledge of the general partners, there is no material agreement, arrangement or understanding between the Purchasers and the Partnership or the general partners.

Item 4.  The Solicitation or Recommendation.
         ----------------------------------

                  The general partners are expressing no opinion and are remaining neutral with respect to the Offers to Purchase. Although the offer price for the Units is generally higher than the trading prices for the period April to July 31, 2002 disclosed in the Offers to Purchase, the offer price is lower than the Purchasers' estimate of liquidation value. The general partners have no present intention to seek the liquidation of the Partnership.

Item 5.  Person/Assets, Retained, Employed, Compensated or Used.
         ------------------------------------------------------

                  The general partners have not retained any person to make any recommendation to the limited partners in connection with the Offers to Purchase.

Item 6.  Interest in Securities of the Subject Company.
         ---------------------------------------------

                  During the past 60 days, the general partners and their affiliates have not purchased or sold any Units.


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


Item 7.  Purposes of the Transaction and Plans or Proposals.
         --------------------------------------------------

                  The Partnership is not undertaking or engaged in any negotiations in response to the Offer to Purchase that involves (1) a tender offer or other acquisition of Units, (2) any extraordinary transaction involving the Partnership, (3) any purchase, sale or transfer of a material amount of the Partnership's assets or (4) any material change in the Partnership's present distribution rate or policy, indebtedness or capitalization.

Item 8.  Additional Information.
         ----------------------

         None.

Item 9.  Exhibits.
         --------

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, correct and complete.

Dated:  November 6, 2002                    PUBLIC STORAGE, INC.



                                            By: /s/ DAVID GOLDBERG
                                                ------------------
                                                David Goldberg
                                                Vice President
                                                and Senior Counsel


                                                /s/ B. WAYNE HUGHES
                                                -------------------
                                                B. Wayne Hughes


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